Stop 3561

November 25, 2008

Via facsimile to ((954) 796-3703) and U.S. Mail

Chris Paterson, Chief Executive Officer
Careguide, Inc.
4401 N.W. 124th Avenue
Coral Springs, Florida 33065

> **Re:** **Schedule 13E-3 Revised Information Statement Filed as a Schedule 14C**
> **Filed October 24, 2008**
> **File No. 005-50085**

Dear Mr. Paterson:

We have reviewed the above filing for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Disclosure Statement

Special Factors, page 11

Background of the Reverse/Forward Stock Split, page 11

1.	We note your response to comment 41 of our letter dated October 7, 2008. Please clarify how Navigant determined that Mr. Tran's departure would result in lower range equity valuations from $.14 per share to $.12 per share. It is unclear how Navigant quantified the impact of Mr. Tran's departure.

Substantive Fairness, page 25

2.   Please provide more detail regarding the other factors considered by the board of directors, in addition to Navigant's report and opinion, regarding the determination of the $.14 price. In addition, please indicate any conclusions reached by the board regarding these factors.

Discounted Cash Flow Analysis, page 30

3.   We note your response to comment 29 of our letter dated October 7, 2008. We reissue the comment in part. First, please explain why the median control premium of the transactions analyzed by Navigant of 28% implies a discount of 22%. In addition, please clarify the source of the 20% to 40% "historical range of discounts."

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to Edwin Kim, Legal Examiner, at (202) 551-3297, David Link, Senior Attorney, at (202) 551-3356, or Dan Duchovny, Special Counsel at the Office of Mergers & Acquisitions, at (202) 551-3619.

Sincerely,

John Reynolds
Assistant Director

cc: Geoff Ossias, Esq.
        Cooley Godward Kronish LLP
        FAX: (703) 456-8100